enerPLUS

NEWS RELEASE

ENERPLUS CORPORATION

The Dome Tower, Suite 3000   US Bank Tower, Suite 2200
333 – 7th Avenue SW   950 - 17th Street
Calgary, Alberta   Denver, Colorado
T2P 2Z1   80202-2805

May 5, 2022

Enerplus Announces First Quarter 2022 Results; Increases Dividend by 30%; Increases 2022 Share Repurchase Program; Updates Guidance

All financial information contained within this news release has been prepared in accordance with U.S. GAAP. This news release includes forward-looking statements and information within the meaning of applicable securities laws. Readers are advised to review the "Forward-Looking Information and Statements" at the conclusion of this news release. Readers are also referred to "Notice Regarding Information Contained in this News Release", "Non-GAAP and Other Financial Measures" in Enerplus' first quarter 2022 MD&A for supplementary financial measures, which information is incorporated by reference to this new release, and "Non-GAAP and Other Financial Measures" at the end of this news release for information regarding the presentation of the financial and operational information in this news release, as well as the use of certain financial measures that do not have standard meaning under U.S. GAAP. A copy of Enerplus' first quarter 2022 and annual 2021 Financial Statements and associated MD&A are or will be available on our website at www.enerplus.com, under our profile on SEDAR at www.sedar.com and on the EDGAR website at www.sec.gov. All amounts in this news release are stated in United States dollars unless otherwise specified.

Calgary, Alberta - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) today announced financial and operating results for the first quarter of 2022, along with an increase to its return of capital plans, and updated guidance. The Company reported first quarter 2022 cash flow from operating activities and adjusted funds flow[1] of $196.0 million and $261.9 million, respectively, compared to $28.7 million and $100.9 million, respectively, in the first quarter of 2021. Cash flow from operating activities and adjusted funds flow increased from the prior year period primarily due to improved realized commodity prices and higher production.

HIGHLIGHTS

- Adjusted funds flow[1] was $262 million in the first quarter, which exceeded capital spending of $99 million, generating free cash flow[1] of $163 million

- Estimated 2022 free cash flow[1] is $675 million based on rest of year prices of $85 WTI and $5.00 NYMEX

- Increasing total 2022 cash returns to shareholders to a minimum of $350 million or 50% of annual free cash flow, whichever is greater, through dividends and share repurchases

- Increased quarterly dividend by 30% to $0.043 per share

- Production guidance for 2022 increased to 96,000 – 101,000 BOE per day (from 95,500 – 100,500 BOE per day) due to strong operational execution and optimizations

- Capital spending guidance for 2022 revised to $400 – $440 million (from $370 – $430 million) primarily due to inflationary impacts

- Realized 2022 Bakken oil price expected to be at par with WTI

[1] This is a non-GAAP financial measure. Refer to "Non-GAAP and Other Financial Measures" section for more information.

"Our strong operating performance year to date is continuing to support a robust production outlook," said Ian C. Dundas, President and CEO. "Enerplus remains well positioned to execute its 2022 plan which is expected to deliver record free cash flow and meaningful cash returns to shareholders."

"In conjunction with this outlook, we are enhancing our 2022 return of capital plan by committing to a minimum of $350 million or 50% of free cash flow, whichever is greater, returned to shareholders through dividends and share repurchases."

Dundas continued, "High commodity prices and supply chain tightness are creating inflationary pressures across the industry. We are not immune to these pressures. However, actions we took last year to secure services, equipment and supplies have significantly mitigated the impacts and are enabling us to execute our operating plan efficiently, with no plans to increase activity levels or chase higher, less efficient growth."

FIRST QUARTER SUMMARY

Production in the first quarter of 2022 was 92,196 BOE per day, an increase of 25% compared to the same period a year ago, and 10% lower than the prior quarter. Crude oil and natural gas liquids production in the first quarter of 2022 was 56,011 barrels per day, an increase of 42% compared to the same period a year ago, and 14% lower than the prior quarter. The higher production compared to the same period in 2021 was primarily due to the Company's 2021 Bakken

acquisitions and development program. The lower production compared to the prior quarter was due to the planned sequencing of the Company's completions program in North Dakota which included a break in onstream activity between early November 2021 through late March 2022, and the divestment of Montana and Russian Creek interests in the fourth quarter of 2021.

Enerplus reported first quarter 2022 net income of $33.2 million, or $0.13 per share (diluted), compared to net income of $10.3 million, or $0.04 per share (diluted), in the same period in 2021. Adjusted net income[1] for the first quarter of 2022 was $145.8 million, or $0.58 per share (diluted), compared to $43.9 million, or $0.18 per share (diluted), during the same period in 2021. Net income and adjusted net income were higher compared to the prior year period primarily due to higher production and benchmark commodity prices and stronger commodity price realizations during the first quarter of 2022.

Enerplus' first quarter 2022 realized Bakken oil price differential was $0.35 per barrel below WTI, compared to $3.19 per barrel below WTI in the first quarter of 2021. The improved year-over-year Bakken differential was due to an improvement in the supply and demand balance, excess pipeline capacity in the region, and strong prices for crude oil delivered to the U.S. Gulf Coast. Given the constructive outlook for Bakken crude oil prices and strong realizations year to date, Enerplus expects its 2022 realized Bakken oil price to be at par with WTI, compared to $0.50 per barrel below WTI previously.

The Company's realized Marcellus natural gas price differential was $0.01 per Mcf above NYMEX during the first quarter of 2022, compared to $0.15 per Mcf below NYMEX in the first quarter of 2021. Realized Marcellus differentials are expected to widen for the remainder of the year due to the seasonal impact on natural gas prices in the region. As a result, Enerplus' full-year 2022 Marcellus differential guidance is unchanged at $0.75 per Mcf below NYMEX.

In the first quarter of 2022, Enerplus' operating costs were $10.03 per BOE, compared to $7.71 per BOE during the first quarter of 2021. The increase in per unit operating expenses was due to the Company's higher crude oil weighting in its production mix, contracts with price escalators linked to WTI and the Consumer Price Index, and increased well service activity.

Capital spending totaled $99.0 million in the first quarter of 2022. The Company paid $7.9 million in dividends in the quarter and repurchased 3.1 million shares at an average price of $11.87 per share, for total consideration of $37.2 million. Subsequent to March 31, 2022, and up to and including May 4, 2022, Enerplus repurchased 1.5 million shares at an average price of $12.61 per share, for total consideration of $18.9 million.

Enerplus ended the first quarter of 2022 with total debt of $595.0 million and cash of $22.7 million.

[1] This is a non-GAAP financial measure. Refer to "Non-GAAP and Other Financial Measures" section for more information.

ASSET HIGHLIGHTS

Williston Basin production averaged 57,343 BOE per day during the first quarter of 2022, an increase of 51% compared to the same period a year ago, driven by Enerplus' 2021 acquisitions and ongoing development. Williston Basin production was 15% lower than the prior quarter due to the planned sequencing of the Company's completions program which included a break in onstream activity between early November 2021 through late March 2022, and the divestment of Montana and Russian Creek interests in the fourth quarter of 2021. The Company brought two operated wells (100% working interest) on production from a six-well pad at the end of March 2022. The remaining four wells were brought on production subsequent to the quarter-end. Enerplus drilled 14 gross operated wells (12 net) during the first quarter and is continuing to operate two drilling rigs. The second quarter is expected to be Enerplus' most active operational quarter in 2022 with approximately 18 – 21 net wells projected to be brought on production.

Marcellus production averaged 162 MMcf per day during the first quarter of 2022, approximately flat compared to the same period in 2021 and the prior quarter. Canadian waterflood production averaged 5,495 BOE per day during the first quarter of 2022, approximately flat compared to the same period in 2021, and 4% lower than the prior quarter.

INCREASING RETURN OF CAPITAL TO SHAREHOLDERS

Assuming commodity prices of $85 per barrel WTI and $5.00 per Mcf NYMEX for the rest of 2022, Enerplus expects to generate approximately $675 million of annual free cash flow[1], representing a reinvestment rate[1] of less than 40%. Enerplus remains committed to both returning a significant portion of free cash flow to shareholders and reducing debt.

Enerplus' board of directors has approved an increase to the Company's 2022 return of capital plan to a minimum of $350 million or 50% of annual free cash flow, whichever is greater, through dividends and share repurchases.

In connection with this plan, the board has approved a 30% increase to the Company's quarterly dividend to $0.043 per share payable on June 15, 2022 to shareholders of record on May 27, 2022. The increased dividend is equal to approximately $40 million on an annualized basis.

The remaining $310 million or greater of shareholder returns in 2022 are expected to be delivered via the Company's share repurchase program, based on current market conditions. Enerplus plans to repurchase its remaining 8.0 million share authorization under its normal course issuer bid ("NCIB") by the end of July 2022 and renew its NCIB in August 2022 for approximately 10% of the outstanding shares.

Enerplus' approach to share repurchases continues to be grounded in its assessment that its intrinsic value, based on its mid-cycle commodity price view, is not adequately reflected in its current trading value. If this view changes such that Enerplus believes share repurchases no longer represent an attractive capital allocation opportunity, the Company will distribute the capital to shareholders through dividends to ensure it meets its shareholder returns commitment.

The remaining 50% of 2022 free cash flow not allocated to shareholder returns is expected to be directed to reinforcing the balance sheet.

[1] This is a non-GAAP financial measure. Refer to "Non-GAAP and Other Financial Measures" section for more information.

2022 GUIDANCE UPDATE

Enerplus is revising its capital spending guidance to $400 to $440 million, from $370 to $430 million previously. The updated guidance is a result of inflationary pressures due to the high commodity price environment and supply chain tightness, along with increased non-operated activity and associated costs. On its operated activity in North Dakota, Enerplus currently projects 2022 wells costs will average approximately $6.5 million compared to its initial budget of $6.0 million, with the increase primarily due to higher diesel and steel costs.

In April, severe winter weather in North Dakota temporarily impacted Enerplus' operations. The Company estimates that it lost approximately 1,000 BOE per day of annual average 2022 production due to the storm impacts. However, through strong operational execution and the continued optimization of the Company's development plan, Enerplus has more than offset the impact from weather-related downtime to its annual production forecast. As a result, Enerplus is increasing its guidance to 96,000 to 101,000 BOE per day, compared to 95,500 to 100,500 BOE per day previously. Liquids production guidance has been increased to 58,500 to 62,500 barrels per day, compared to 58,000 to 62,000 barrels per day previously.

Given the constructive outlook for Bakken crude oil prices and strong realizations year to date, Enerplus expects its 2022 realized Bakken oil price to be at par with WTI, compared to $0.50 per barrel below WTI previously.

Due to additional costs incurred to restore production following weather-related downtime, Enerplus is increasing the lower end of its operating cost guidance to $9.75 per BOE, from $9.50 per BOE previously.

As a result of the higher commodity price environment, Enerplus is updating its current tax guidance from $10 million to $20 to $30 million (2% – 3% of adjusted funds flow before tax) for 2022 assuming WTI of $85.00 per barrel and NYMEX of $5.00 per Mcf.

2022 Guidance Summary

	Updated Guidance	Previous Guidance
Capital spending	$400 – 440 million	$370 – 430 million
Average total production	96,000 – 101,000 BOE/day	95,500 – 100,500 BOE/day
Average liquids production	58,500 – 62,500 bbls/day	58,000 – 62,000 bbls/day
Average production tax rate (% of net sales, before transportation)	7%	7%
Operating expense	$9.75 – 10.50/BOE	$9.50 – 10.50/BOE
Transportation expense	$4.15/BOE	$4.15/BOE
Cash G&A expense	$1.25/BOE	$1.25/BOE
Current tax expense	$20 – $30 million (2-3% of adjusted funds flow before tax)	$10 million

2022 Differential/Basis Outlook[1]

	Updated Guidance	Previous Guidance
U.S. Bakken crude oil differential (compared to WTI crude oil)	$0/bbl	$(0.50)/bbl
Marcellus natural gas sales price differential (compared to NYMEX natural gas)	$(0.75)/Mcf	$(0.75)/Mcf

[1] Excluding transportation costs.

Q1 2022 CONFERENCE CALL DETAILS

A conference call hosted by Ian C. Dundas, President and CEO will be held at 9:00 AM MT (11:00 AM ET) on May 6, 2022 to discuss these results. Details of the conference call are as follows:

Date:	Friday, May 6, 2022
Time:	9:00 AM MT (11:00 AM ET)
Dial-In:	587-880-2171 (Alberta)
	1-888-390-0546 (Toll Free)
Conference ID:	14832308
Audiocast:	https://produceredition.webcasts.com/starthere.jsp?ei=1542034&tp_key=861128c0b5

To ensure timely participation in the conference call, callers are encouraged to join 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Replay Dial-In:	1-888-390-0541 (Toll Free)
Replay Passcode:	832308 #

PRICE RISK MANAGEMENT

The following is a summary of Enerplus' financial commodity hedging contracts at May 4, 2022.

	WTI Crude Oil ($/bbl)[1][2][3]				NYMEX Natural Gas ($/Mcf)[2]
	Apr 1, 2022 – June 30, 2022	Apr 1, 2022 – Dec 31, 2022	Jan 1, 2023 – June 30, 2023	Jan 1, 2023 – Dec 31, 2023	Apr 1, 2022 – Oct 31, 2022
Swaps					
Volume (Mcf/day)	–	–	–	–	40,000
Sold Puts	–	–	–	–	$ 3.40
Collars					
Volume (Mcf/day)	–	–	–	–	60,000
Volume (bbls/day)	12,500	17,000	10,000	2,000	–
Sold Puts	$ 58.00	$ 40.00	$ 60.00	–	–
Purchased Puts	$ 75.00	$ 50.00	$ 76.50	$ 5.00	$ 3.77
Sold Calls	$ 87.63	$ 57.91	$ 107.38	$ 75.00	$ 4.50

(1) The total average deferred premium spent on outstanding hedges is $1.50/bbl from April 1, 2022 - December 31, 2022 and $1.25/bbl from January 1, 2023 – June 30, 2023.
(2) Transactions with a common term have been aggregated and presented at weighted average prices and volumes.
(3) Upon closing of the Bruin acquisition, Bruin's outstanding crude oil contracts were recorded at a fair value liability of $76.4 million. At March 31, 2022, the balance was a liability of $16.3 million on the Condensed Consolidated Balance Sheets. Realized and unrealized gains and losses on the acquired contracts are recognized in Condensed Consolidated Statement of Income/(Loss) and the Condensed Consolidated Balance Sheets to reflect changes in crude oil prices from the date of closing of the Bruin Acquisition. See Note 16 to the Interim Financial Statements for further details.

FIRST QUARTER 2022 PRODUCTION AND OPERATIONAL SUMMARY TABLES

Summary of Average Daily Production[1]

			Three months ended March 31, 2022		
	Williston Basin	**Marcellus**	**Canadian Waterfloods**	**Other[2]**	**Total**
Tight oil (bbl/d)	41,554	-	-	874	42,428
Light & medium oil (bbl/d)	-	-	2,150	22	2,172
Heavy oil (bbl/d)	-	-	3,027	7	3,034
Total crude oil (bbl/d)	**41,554**	**-**	**5,177**	**903**	**47,634**
Natural gas liquids (bbl/d)	**7,979**	**-**	**88**	**310**	**8,377**
Shale gas (Mcf/d)	46,858	162,138	-	922	209,918
Conventional natural gas (Mcf/d)	-	-	1,380	5,813	7,193
Total natural gas (Mcf/d)	**46,858**	**162,138**	**1,380**	**6,735**	**217,111**
Total production (BOE/d)	**57,343**	**27,023**	**5,495**	**2,335**	**92,196**

(1) Table may not add due to rounding.
(2) Comprises DJ Basin and other properties in Canada.

Summary of Wells Drilled[1]

	Three months ended March 31, 2022			
	Operated		Non-Operated	
	Gross	*Net*	*Gross*	*Net*
Williston Basin	14	12.0	12	1.5
Marcellus	-	-	16	1.4
Canadian Waterfloods	-	-	-	-
Other[2]	-	-	-	-
Total	**14**	**12.0**	**28**	**2.9**

(1) Table may not add due to rounding.
(2) Comprises DJ Basin and other properties in Canada.

Summary of Wells Brought On-Stream[1]

	Three months ended March 31, 2022			
	Operated		Non-Operated	
	Gross	*Net*	*Gross*	*Net*
Williston Basin	2	2.0	-	-
Marcellus	-	-	25	1.5
Canadian Waterfloods	-	-	-	-
Other[2]	-	-	-	-
Total	**2**	**2.0**	**25**	**1.5**

(1) Table may not add due to rounding.
(2) Comprises DJ Basin and other properties in Canada.

SELECTED FINANCIAL RESULTS	Three months ended March 31,	
	2022	**2021**
Financial (US$, thousands, except ratios)		
Net Income/(Loss)	$ 33,243	$ 10,349
Adjusted Net Income/(Loss)[1]	145,828	43,871
Cash Flow from Operating Activities	195,992	28,662
Adjusted Funds Flow[1]	261,895	100,854
Dividends to Shareholders - Declared	7,918	5,634
Net Debt	572,271	632,200
Capital Spending	99,013	51,818
Property and Land Acquisitions	1,941	497,139
Property Divestments	6,581	4,010
Net Debt to Adjusted Funds Flow Ratio[1]	0.7x	2.2x
Financial per Weighted Average Shares Outstanding		
Net Income /(Loss) - Basic	$ 0.14	$ 0.04
Net Income/(Loss) - Diluted	0.13	0.04
Weighted Average Number of Shares Outstanding (000's) - Basic	242,787	244,066
Weighted Average Number of Shares Outstanding (000's) - Diluted	249,337	246,898
Selected Financial Results per BOE[2][3]		
Crude Oil & Natural Gas Sales[4]	$ 61.84	$ 34.43
Commodity Derivative Instruments	(8.81)	(2.32)
Operating Expenses	(10.03)	(7.71)
Transportation Costs	(4.32)	(3.91)
Production Taxes	(4.26)	(2.09)
General and Administrative Expenses	(1.35)	(1.57)
Cash Share-Based Compensation	(0.25)	(0.32)
Interest, Foreign Exchange and Other Expenses	(0.66)	(1.31)
Current Income Tax Recovery/(Expense)	(0.60)	—
Adjusted Funds Flow[1]	$ 31.56	$ 15.20

SELECTED OPERATING RESULTS	Three months ended March 31,	
	2022	**2021**
Average Daily Production[3]		
Crude Oil (bbls/day)	47,634	34,112
Natural Gas Liquids (bbls/day)	8,377	5,270
Natural Gas (Mcf/day)	217,111	205,949
Total (BOE/day)	92,196	73,707
% Crude Oil and Natural Gas Liquids	61%	53%
Average Selling Price[3][4]		
Crude Oil (per bbl)	$ 91.95	$ 53.24
Natural Gas Liquids (per bbl)	37.78	28.55
Natural Gas (per Mcf)	4.62	2.76
Net Wells Drilled	15	1

(1) These non-GAAP measures may not be directly comparable to similar measures presented by other entities See "Non-GAAP and Other Financial Measures" section in this news release.
(2) Non-cash amounts have been excluded.
(3) Based on net production volumes. See "Basis of Presentation" section in this news release.
(4) Before transportation costs and commodity derivative instruments.

Condensed Consolidated Balance Sheets

(US$ thousands) unaudited	March 31, 2022	December 31, 2021
Assets		
Current assets		
Cash and cash equivalents	$ 22,731	$ 61,348
Accounts receivable	282,644	227,988
Other current assets	9,118	10,956
Derivative financial assets	—	5,668
	314,493	305,960
Property, plant and equipment:		
Crude oil and natural gas properties (full cost method)	1,303,239	1,253,505
Other capital assets	13,234	13,887
Property, plant and equipment	1,316,473	1,267,392
Other long-term assets	7,526	9,756
Right-of-use assets	24,492	26,118
Deferred income tax asset	374,238	380,858
Total Assets	$ 2,037,222	$ 1,990,084
Liabilities		
Current liabilities		
Accounts payable	$ 404,192	$ 367,008
Current portion of long-term debt	100,600	100,600
Derivative financial liabilities	257,038	143,200
Current portion of lease liabilities	10,852	10,618
	772,682	621,426
Long-term debt	494,402	601,171
Asset retirement obligation	144,591	132,814
Derivative financial liabilities	13,866	7,098
Lease liabilities	16,310	18,265
	669,169	759,348
Total Liabilities	1,441,851	1,380,774
Shareholders' Equity		
Share capital – authorized unlimited common shares, no par value		
Issued and outstanding: March 31, 2022 – 242 million shares		
December 31, 2021 – 244 million shares	3,070,678	3,094,061
Paid-in capital	36,110	50,881
Accumulated deficit	(2,218,865)	(2,238,325)
Accumulated other comprehensive loss	(292,552)	(297,307)
	595,371	609,310
Total Liabilities & Shareholders' Equity	$ 2,037,222	$ 1,990,084

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

| (US$ thousands, except per share amounts) unaudited | Three months ended March 31, | |
	2022	2021
Revenues		
Crude oil and natural gas sales	$ 513,152	$ 228,390
Commodity derivative instruments loss	(206,810)	(56,263)
	306,342	172,127
Expenses		
Operating	83,244	51,162
Transportation	35,807	25,927
Production taxes	35,355	13,845
General and administrative	17,581	12,841
Depletion, depreciation and accretion	66,691	36,698
Asset impairment	—	3,420
Interest	6,055	5,633
Foreign exchange (gain)/loss	887	(24)
Transaction costs and other expense/(income)	12,697	3,619
	258,317	153,121
Income/(Loss) before taxes	48,025	19,006
Current income tax expense	5,000	—
Deferred income tax expense/(recovery)	9,782	8,657
Net Income/(Loss)	$ 33,243	$ 10,349
Other Comprehensive Income/(Loss)		
Unrealized gain/(loss) on foreign currency translation	(620)	(807)
Foreign exchange gain/(loss) on net investment hedge, net of tax	5,375	5,714
Total Comprehensive Income/(Loss)	$ 37,998	$ 15,256
Net Income/(Loss) per share		
Basic	$ 0.14	$ 0.04
Diluted	$ 0.13	$ 0.04

Condensed Consolidated Statements of Cash Flows

(US$ thousands) unaudited	Three months ended March 31,	
	2022	**2021**
Operating Activities		
Net income/(loss)	$ 33,243	$ 10,349
Non-cash items add/(deduct):		
Depletion, depreciation and accretion	66,691	36,698
Asset impairment	—	3,420
Changes in fair value of derivative instruments	133,332	40,358
Deferred income tax expense/(recovery)	9,782	8,657
Foreign exchange (gain)/loss on debt and working capital	1,171	157
Share-based compensation and general and administrative	4,660	802
Other expense	12,653	—
Amortization of debt issuance costs	353	57
Translation of U.S. dollar cash held in parent company	10	356
Asset retirement obligation settlements	(8,795)	(5,625)
Changes in non-cash operating working capital	(57,108)	(66,567)
Cash flow from/(used in) operating activities	195,992	28,662
Financing Activities		
Proceeds from/(repayment of) bank credit facilities	(104,409)	400,000
Debt issuance costs	—	(2,834)
Proceeds from the issuance of shares	—	98,339
Purchase of common shares under Normal Course Issuer Bid	(37,207)	—
Share-based compensation – tax withholdings settled in cash	(11,567)	(3,551)
Dividends	(7,918)	(5,337)
Cash flow from/(used in) financing activities	(161,101)	486,617
Investing Activities		
Capital and office expenditures	(75,027)	(40,345)
Bruin acquisition	—	(418,241)
Property and land acquisitions	(1,941)	(2,471)
Property divestments	6,581	4,010
Cash flow from/(used in) investing activities	(70,387)	(457,047)
Effect of exchange rate changes on cash & cash equivalents	(3,121)	2,289
Change in cash and cash equivalents	(38,617)	60,521
Cash and cash equivalents, beginning of period	61,348	89,945
Cash and cash equivalents, end of period	$ 22,731	$ 150,466

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

NOTICE REGARDING INFORMATION CONTAINED IN THIS NEWS RELEASE

Currency and Accounting Principles

All amounts in this news release are stated in U.S. dollars unless otherwise specified. All financial information in this news release has been prepared and presented in accordance with U.S. GAAP, except as noted below under "Non-GAAP and Other Financial Measures".

Barrels of Oil Equivalent

This news release contains references to "BOE" (barrels of oil equivalent), "MBOE" (one thousand barrels of oil equivalent), and "MMBOE" (one million barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

Basis of Presentation

All production volumes presented in this news release are reported on a "net" basis (the Company's working interest share after deduction of royalty obligations, plus the Company's royalty interests), unless expressly indicated that it is being presented on a "gross" basis. Previously, the Company presented production volumes on a "company interest" basis, which was calculated as its working interest share before deduction of royalties plus the Company's royalty interests. With these changes, production volumes presented by the Company on a "net" basis are expected to be lower than those presented historically.

All references to "liquids" in this news release include light and medium crude oil, heavy oil and tight oil (all together referred to as "crude oil") and NGLs on a combined basis. All references to "natural gas" in this news release include conventional natural gas and shale gas on a combined basis.

Readers are urged to review the 2021 Management's Discussion & Analysis and financial statements filed on SEDAR and as part of our Form 40-F on EDGAR concurrently with this news release for more complete disclosure on our operations.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "ongoing", "may", "will", "project", "plans", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: updated 2022 production and capital spending guidance; expected capital spending levels in 2022; expectations regarding 2022 and future shareholder returns, including payment of dividends and Enerplus' share repurchase program, the timing and amounts thereof and funding dividends and the share repurchase program from free cash flow; expectations regarding free cash flow generation and capital spending reinvestment rates; expected operating strategy in 2022 and expectations regarding our drilling program and well costs; 2022 average production volumes and the anticipated production mix; the proportion of our anticipated oil and gas production that is hedged and the expected effectiveness of such hedges in protecting our cash flow from operating activities and adjusted funds flow; oil and natural gas prices and differentials and expectations regarding the market environment and our commodity risk management program in 2022; updated and existing 2022 Bakken and Marcellus differential guidance; expectations regarding realized oil and natural gas prices; expected operating, transportation and cash G&A expenses and production taxes and updated 2022 guidance with respect thereto; expectations regarding net debt and debt reduction; expectations regarding increases to dividends and timing thereof; and expectations regarding renewal of our normal course issuer bid, including timing and size thereof.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that we will conduct our operations and achieve results of operations as anticipated; the continued operation of the Dakota Access Pipeline; that our development plans will achieve the expected results; that lack of adequate infrastructure will not result in curtailment of production and/or reduced realized prices beyond our current expectations; current and anticipated commodity prices, differentials and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions, the impact of inflation, weather conditions, storage fundamentals and expectations regarding the duration and overall impact of COVID-19; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve and contingent resource volumes; the continued availability of adequate debt and/or equity financing and adjusted funds flow to fund our capital, operating and working capital requirements, and dividend payments as needed; the ability to fund increased dividend payments and the share purchase

program from free cash flow as expected and discussed in this news release; our ability to comply with our debt covenants; the availability of third party services; expected transportation expenses; the extent of our liabilities; and the availability of technology and process to achieve environmental targets. In addition, our 2022 guidance described in this news release is based on: a WTI price of $85.00/bbl, a NYMEX price of $5.00/Mcf, a Bakken crude oil price at par with WTI, a Marcellus natural gas price differential of $0.75/Mcf below NYMEX and a CDN/USD exchange rate of 0.79. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: continued instability, or further deterioration, in global economic and market environment, including from COVID-19, inflation and/or the Ukraine/Russia conflict and heightened geopolitical risks; decreases in commodity prices or volatility in commodity prices; changes in realized prices of Enerplus' products from those currently anticipated; changes in the demand for or supply of our products; unanticipated operating results, results from our capital spending activities or production declines; legal proceedings or other events inhibiting or preventing operation of the Dakota Access Pipeline; curtailment of our production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties; increased debt levels or debt service requirements; inability to comply with debt covenants under our bank credit facilities and/or outstanding senior notes; inaccurate estimation of our oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; changes in law or government programs or policies in Canada or the United States; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks identified in our first quarter 2022 MD&A, our annual information form for the year ended December 31, 2021, our 2021 annual MD&A and Form 40-F as at December 31, 2021).

The forward-looking information contained in this news release speaks only as of the date of this news release. Enerplus does not undertake any obligation to publicly update or revise any forward-looking information contained herein, except as required by applicable laws.

NON-GAAP AND OTHER FINANCIAL MEASURES

Non-GAAP Financial Measures

This news release includes references to certain non-GAAP financial measures and non-GAAP ratios used by the Company to evaluate its financial performance, financial position or cash flow. Non-GAAP financial measures are financial measures disclosed by a company that (a) depict historical or expected future financial performance, financial position or cash flow of a company, (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the company, (c) are not disclosed in the financial statements of the company and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by a company that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the company.

These non-GAAP financial measures and non-GAAP ratios do not have standardized meanings or definitions as prescribed by U.S. GAAP and may not be comparable with the calculation of similar financial measures by other entities. For each measure, we have indicated the composition of the measure, identified the GAAP equivalency to the extent one exists, provided comparative detail where appropriate, indicated the reconciliation of the measure to the mostly directly comparable GAAP financial measure and provided details on the usefulness of the measure for the reader. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

"Adjusted funds flow" is used by Enerplus and is useful to investors and securities analysts, in analyzing operating and financial performance, leverage and liquidity. The most directly comparable GAAP measure is cash flow from operating activities. Adjusted funds flow is calculated as cash flow from operating activities before asset retirement obligation expenditures and changes in non-cash operating working capital.

	Three months ended March 31,	
(US$ millions)	**2022**	**2021**
Cash flow from/(used in) operating activities	$ **196.0**	$ 28.7
Asset retirement obligation settlements	8.8	5.6
Changes in non-cash operating working capital	57.1	66.6
Adjusted funds flow	$ **261.9**	$ 100.9

"Adjusted net income" is used by Enerplus and is useful to investors and securities analysts in evaluating the financial performance of the company by adjusting for certain unrealized items and other items that the company considers appropriate to adjust given their irregular nature. The most directly comparable GAAP measure is net income/(loss). No income tax rate adjustment on deferred taxes or goodwill impairment, or valuation allowance on deferred taxes were recorded for the three months ended March 31, 2022 and 2021. The calculation follows:

	Three months ended March 31,	
(US$ millions)	2022	2021
Net income/(loss)	$ 33.2	$ 10.3
Unrealized non-cash derivative instrument (gain)/loss	133.3	40.4
Asset impairment	—	3.4
Other expense related to investing activities	13.1	—
Unrealized non-cash foreign exchange (gain)/loss	1.2	0.2
Tax effect on above items	(35.0)	(10.4)
Adjusted net income/(loss)	**$ 145.8**	**$ 43.9**

"Free cash flow" is used by Enerplus and is useful to investors and securities analysts in analyzing operating and financial performance, leverage and liquidity. Free cash flow is calculated as adjusted funds flow minus capital spending. There is no directly comparable related GAAP equivalent for this measure. Adjusted funds flow is reconciled above.

	Three months ended March 31,	
(US$ millions)	2022	2021
Adjusted funds flow	$ 261.9	$ 100.9
Capital spending	(99.0)	(51.8)
Free cash flow	**$ 162.9**	**$ 49.1**

"Net debt to adjusted funds flow ratio" is used by Enerplus and is useful to investors and securities analysts in analyzing leverage and liquidity. The net debt to adjusted funds flow ratio is calculated as net debt divided by a trailing twelve months of adjusted funds flow. There is no directly comparable GAAP equivalent for this measure, and it is not equivalent to any of our debt covenants. The calculation follows:

	Three months ended March 31,	
(US$ millions)	2022	2021
Net debt	$ 572.3	$ 632.2
Trailing adjusted funds flow	873.5	282.5
Net debt to adjusted funds flow ratio	**0.7x**	**2.2x**

"Reinvestment rate" is used by Enerplus and is useful to investors and securities analysts in analyzing the reinvestment of capital spending by comparing the amount of our capitals spending as compared to adjusted funds flow (as a percentage). There is no directly comparable GAAP measure. The calculation follows:

	Three months ended March 31,	
(US$ millions)	2022	2021
Capital spending	$ 99.0	$ 51.8
Adjusted funds flow	261.9	100.9
Reinvestment rate (%)	**38%**	**51%**

Other Financial Measures

CAPITAL MANAGEMENT MEASURES

Capital management measures are financial measures disclosed by a company that (a) are intended to enable an individual to evaluate a company's objectives, policies and processes for managing the company's capital, (b) are not a component of a line item disclosed in the primary financial statements of the company, (c) are disclosed in the notes to the financial statements of the company, and (d) are not disclosed in the primary financial statements of the company. The following section provides an explanation of the composition of those capital management measures if not previously provided:

"Net Debt" is calculated as current and long-term debt associated with senior notes plus any outstanding bank credit facilities balances, less cash and cash equivalents. "Net debt" is useful to investors and securities analysts in analyzing financial liquidity and Enerplus considers net debt to be a key measure of capital management. For further details, see Note 8 to the Interim Financial Statements.

Electronic copies of Enerplus' first quarter 2022 and annual 2021 Financial Statements and associated MD&As, along with other public information including investor presentations, are or will be available on the Company's website at www.enerplus.com. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

Investor Contacts
Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304